

October 19, 2012

Via E-mail
Ms. Cynthia I. Sullivan
President and Chief Executive Officer
Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950

      Re: Immunomedics, Inc.
               Registration Statement on Form S-3
               Filed October 11, 2012
               File No. 333-184377

Dear Ms. Sullivan:

We have limited our review of your registration statement to the issue we have addressed in the following comment. If you do not believe our comment applies to your facts and circumstances, or do not believe any action is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Where You Can Find More Information
Incorporation of Documents by Reference, page 33

1. We note that your registration statement incorporates by reference materials from your Annual Report on Form 10-K for the year ended June 30, 2012. This filing does not contain the information required by Part III of Form 10-K. We will not be in a position to accelerate the effectiveness of your registration statement until you amend your Form 10-K to include the Part III information or have provided the information in a definitive proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Dan Greenspan, Branch Chief, at (202) 551-3623, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Andrew P. Gilbert, Esq.
        DLA Piper LLP
        300 Campus Drive, Suite 100
        Florham Park, New Jersey 07932